FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

As of March 3, 2003

TUBES OF STEEL OF MEXICO, S.A.
(Translation of Registrant’s name into English)

TUBOS DE ACERO DE MEXICO, S.A.
Edificio Parque Reforma
Campos Eliseos #400
Mexico, D.F., 11560 Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or 40-F.

Form 20-F  X   Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes       No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tubos de Acero de México, S.A.’s press release announcing that its Board of Directors, during a meeting held in Mexico City, resolved to submit for the approval of the General Shareholders Meeting to be held on April 30, 2003, a proposal for the payment of a dividend and the creation of a reserve for future dividends.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2003

Tubos de Acero de México, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Affairs

MEXICO CITY (February 28, 2003) — Tubos de Acero de México, S.A. (AMEX: TAM) announced today that its Board of Directors, during a meeting held yesterday in Mexico City, resolved to submit for the approval of the General Shareholders Meeting to be held on April 30, 2003, a proposal for the payment of a dividend and the creation of a reserve for future dividends.

The Board of Directors of the Company recommended a proposal to be submitted for approval at the Shareholders Meeting:

(i)	The payment of a dividend of US$0.08748 per share or US$0.4374 per ADR (one ADR = five shares).

(ii)	The creation of a reserve for future dividends of US$70 million. Additionally, the Board of Directors proposes that the power to decree and pay dividends against this reserve be delegated to the Board of Directors, unless otherwise decided by a subsequent Shareholders Assembly.